SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at November 1, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 1, 2006

* Print the name and title of the signing officer under his signature
  -----------------------------
Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641-1366 Fax 604 641-1377 www.greatchinamining.com

EXCELLENT RESULTS FROM 2006 DELINEATION HOLES AT XIETONGMEN
273.5 meters grading 1.07% CuEQ; 249.9 meters grading 0.97% CuEQ

November 1, 2006, Vancouver, BC - Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF) ("Continental") and Great China Mining Inc. (OTC.BB-GCHA) ("Great China Mining") announce the results of the final core holes from the 2006 delineation drilling program at the Xietongmen copper-gold deposit. The Xietongmen property is located 240 kilometers west of Lhasa in Tibet, People's Republic of China.

The program was very successful, expanding the Xietongmen deposit in all directions and confirming the continuity of the mineralization within it. Most of these holes were drilled along the eastern and northeastern sides of the deposit, and two others were drilled in the northwestern part of the deposit. The holes have extended the deposit to the north and the east along three sections, and to the west along one section. The deposit also remains open to further expansion to the north.

In the northeast, the deposit was extended 150 meters to the east on section 324200N . Hole 6181, 100 meters east of hole 6087 (previously disclosed), intersected 245.1 meters grading 0.50% CuEQ. Hole 6197, located 50 meters east of hole 6181, intersected 249.9 meters grading 0.97% CuEQ, including a higher-grade 112.2 meter section grading 1.45% CuEQ. On section 3249150N, the deposit was extended 50 meters to the east by hole 6194, which intersected 43.9 meters averaging 0.45% CuEQ. Infill hole 6187, located 100 meters west of hole 6194 on the same section, intersected 273.5 meters grading 1.07% copper equivalent (CuEQ), including a higher-grade 119.8-meter section grading 1.55% CuEQ.

In the north, on section 3249400N, hole 6182 intersected 176.2 meters averaging 0.83% CuEQ. This hole is 70 meters east of hole 6085 (previously released) that intersected 91.6 meters grading 0.53% CuEQ. The deposit remains open in this area.

In the west, the deposit has been extended 100 meters to the west on section 3249200N by hole 6193, which intersected 24.7 meters grading 0.52% CuEQ.

A Table of Assay Results is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com & www.greatchinamining.com.

A new estimate of the mineral resource is planned based the results of drilling in 2005 and 2006. The new estimate, and other information derived from the feasibility work currently being done, will be utilized for a preliminary economic assessment of the project, expected in the fourth quarter of 2006.

Continental and Great China Mining are progressing through the steps required to complete a merger of the two companies and unify 100% ownership in the Xietongmen property in Continental (see joint news release of June 12, 2006). The merger expected to be finalized in the fourth quarter of 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form on 20F with the United States Securities and Exchange Commission at www.sec.gov.

XIETONGMEN PROJECT NEW ASSAY RESULTS
November 1, 2006

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %	AuEQ[1] g/t
6179		3249300N	8.6	17.5	8.9	29	0.07	0.57	0.37	0.70
6179		3249300N	87.7	117.0	29.3	96	0.21	0.19	0.31	0.58
6179		3249300N	160.4	185.2	24.8	81	0.16	0.15	0.24	0.45
6179		3249300N	216.5	222.5	6.0	20	0.19	0.22	0.31	0.58
6181		3249200N	83.7	328.8	245.1	804	0.30	0.38	0.50	0.95
6181	incl.	3249200N	187.7	224.2	36.5	120	0.49	0.58	0.80	1.52
6181	incl.	3249200N	254.0	328.8	74.8	245	0.31	0.44	0.54	1.02
6182		3249400N	248.8	425.0	176.2	578	0.49	0.63	0.83	1.57
6187		3249150N	47.3	320.8	273.5	897	0.57	0.95	1.07	2.03
6187	incl.	3249150N	106.4	226.2	119.8	393	0.84	1.36	1.55	2.95
6190		3248950N	64.0	76.8	12.8	42	0.16	0.15	0.24	0.46
6191		3249050N	No significant intersections
6193		3249200N	41.7	66.4	24.7	81	0.46	0.10	0.52	0.98
6194		3249150N	170.8	214.7	43.9	144	0.29	0.31	0.45	0.86
6196		3249300N	173.2	340.6	167.4	549	0.34	0.32	0.50	0.96
6196	incl.	3249300N	261.2	340.6	79.4	260	0.48	0.43	0.71	1.35
6197		3249200N	98.5	348.4	249.9	820	0.52	0.85	0.97	1.84
6197	incl.	3249200N	157.10	269.30	112.2	368	0.78	1.28	1.45	2.76
6200		3248900N	No significant intersections
6201		3249400N	Results pending

1 Copper and gold equivalent calculations use metal prices of US$ 1.25/lb for copper and US$ 450/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)
AuEQ = (Cu % x 27.56/14.47) + Au g/t
Holes 6183, 6186, 6192 and 6202 are geotechnical holes (no assay).